UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51291

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact name of registrant as specified in its charter) 15601 Dallas Parkway, Suite 600 Addison, Texas 75001 (866) 655-1600
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices) Units of Limited Partnership Interest
(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)¨	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Behringer Harvard Short-Term Opportunity Fund I LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Behringer Harvard Advisors II LP
General Partner

Dated: February 11, 2013	By:	/s/ Michael J. O’Hanlon
Michael J. O’Hanlon President and Chief Executive Officer